COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

December 30, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)
Post-Effective Amendment No. 98 to Registration Statement on Form N-1A
Registration File Nos.: 2-99356 and 811-04367

Dear Ladies and Gentlemen:

In connection with the registration of the Registrant under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933, as amended (the “1933 Act”), we are transmitting for filing on EDGAR pursuant to Rule 485(a) under the 1933 Act Post-Effective Amendment No. 98 and Amendment No. 99 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A.

The purpose of the filing is to effect certain material changes to the prospectuses for Columbia California Tax-Exempt Fund, Columbia Connecticut Intermediate Municipal Bond Fund, Columbia Connecticut Tax-Exempt Fund, Columbia Intermediate Municipal Bond Fund, Columbia Massachusetts Intermediate Municipal Bond Fund, Columbia Massachusetts Tax-Exempt Fund, Columbia New Jersey Intermediate Municipal Bond Fund, Columbia New York Intermediate Municipal Bond Fund, Columbia New York Tax-Exempt Fund and Columbia Rhode Island Intermediate Municipal Bond Fund, series of the Registrant, in order to implement the summary section requirements of Form N-1A.

If you have any questions or comments, please contact the undersigned at the number set forth above.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel
Assistant Secretary
Columbia Funds Series Trust I